October 6, 2009

Via facsimile To: 703 813 6963
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: John Dana Brown

Re: SOLAR*MAGIC
Form: 1-A
File No. 24 - 10255

Dear Mr. Brown:

On September 28, 2009, SOLAR*MAGIC filed a Form 1-A with the Securities and Exchange Commission. SOLAR*MAGIC desires to amend said filing as permitted under Rule 252 (H)(2) by adding the following:

> This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

If you have any further questions or require additional information, please do not hesitate to contact Vincent DeVito at (617) 757-6518.

Thank you for your courtesy and cooperation.

Very truly yours,
SOLAR*MAGIC

By:
Egon Ali Oglu,
President, CEO, Director,
and as attorney-in-fact (power of attorney) for Director Karen B. Scott.

Enclosures:
Corporate Resolutions Authorizing Power of Attorney on behalf of Directors.

cc: Karen B. Scott

SOLAR*MAGIC International, Inc.

Consent to Action by Directors Without Meeting

The undersigned, being all the directors of **SOLAR*MAGIC International, Inc.**, hereby consent and direct that the following action be taken by the corporation without a meeting of directors, pursuant to the provisions of New Hampshire RSA 293-A:8.21:

> RESOLVED: That the corporation and the directors hereby grant power of attorney to Egon Ali Oglu, the corporation's president, and hereby authorize and direct him, to execute and file all documents and take such other action on their behalf and on behalf of the corporation as he may deem reasonable and prudent in connection with and in furtherance of the corporation's initial public offering of securities, including without limitation, Regulation A Form 1-A and any and all other federal and state securities forms and documents.

Date: September 1, 2009

[signature]
Director's Signature

Egon Ali Oglu
Print Name

SOLAR*MAGIC International, Inc.

Consent to Action by Directors Without Meeting

The undersigned, being all the directors of **SOLAR*MAGIC International, Inc.**, hereby consent and direct that the following action be taken by the corporation without a meeting of directors, pursuant to the provisions of New Hampshire RSA 293-A:8.21:

> RESOLVED: That the corporation and the directors hereby grant power of attorney to Egon Ali Oglu, the corporation's president, and hereby authorize and direct him, to execute and file all documents and take such other action on their behalf and on behalf of the corporation as he may deem reasonable and prudent in connection with and in furtherance of the corporation's initial public offering of securities, including without limitation, Regulation A Form 1-A and any and all other federal and state securities forms and documents.

Date: September 1, 2009

Karen B Scott
Director's Signature

Karen B Scott
Print Name

SOLAR*MAGIC International, Inc.

Consent to Action by Directors Without Meeting

The undersigned, being all the directors of **SOLAR*MAGIC International, Inc.**, hereby consent and direct that the following action be taken by the corporation without a meeting of directors, pursuant to the provisions of New Hampshire RSA 293-A:8.21:

> RESOLVED: That the corporation and the directors hereby grant power of attorney to Egon Ali Oglu, the corporation's president, and hereby authorize and direct him, to execute and file all documents and take such other action on their behalf and on behalf of the corporation as he may deem reasonable and prudent in connection with and in furtherance of the corporation's initial public offering of securities, including without limitation, Regulation A Form 1-A and any and all other federal and state securities forms and documents.

Date: September 1, 2009

Karen A.B. Jagoda
Director's Signature

Karen A.B. Jagoda
Print Name